UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 21, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 21, 2015

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

By Messenger

Dear Commissioner:

As provided in Articles 9 and 10 of the Securities Market Law and in General Rule #30, under due authorization, please be advised of the following MATERIAL DISCLOSURE by LATAM Airlines Group S.A. (“LATAM Airlines Group”), Securities Registration #306:

a)	LATAM Airlines Group S.A. (“LATAM”) has announced its intention to issue and place in the international markets, senior unsecured notes pursuant to the Rule 144-A and Regulation S of the securities regulations of the United States of America (the “144-A Bond” or the “Issuance”); and

b)	Citigroup Global Markets Inc. (the “Offeror”), in accordance with the offer to purchase and consent solicitation statement (the “Offer”) and, acting on behalf of LATAM and TAM Capital 2 Inc. – the latter a subsidiary of TAM S.A., duly organized under the laws of the Cayman Islands – has announced the offer to repurchase the senior guaranteed bonds due in 2020 issued by TAM Capital 2 Inc. in the principal amount of US$300,000,000, pursuant to the Rule 144-A and Regulation S of the securities regulations of the United States of America (the “TAM 2020 Bonds”).

Is the intention of the Offeror that all the TAM 2020 Bonds to be purchased pursuant to the Offer to be exchanged by the Offeror with LATAM, for a portion of the 144-A Bond to be placed by LATAM in accordance with the Issuance. Therefore, the placement of the 144-A Bond will have the purpose of (i) financing in part the purchase of the TAM 2020 Bond, and (ii) with any remaining funds, to finance other corporate general matters.

It is stated that the Offer documents have the purpose of substantially eliminate all the restrictive covenants and certain events of default set forth in the Indenture for the TAM 2020 Bonds.

In accordance with Circular No. 988 of the Chilean Securities and Insurance Commission, LATAM informs that in this stage it is not possible to quantify the effects of these transactions in LATAM’s results, in case it is materialized.

Finally, it is stated that LATAM Airlines Group S.A. will release as information of interest for the markets, the communications attached to this Material Disclosure, in order to provide further information in connection with the operations related to the Issuance of the 144-A Bonds, and regarding the Offer to repurchase of the TAM 2020 Bonds, and which will be distributed in the relevant markets in which those operations will take place.

Very sincerely yours,

Cristián Toro

VP Legal

LATAM Airlines Group S.A.

2

LATAM AIRLINES GROUP S.A. ANNOUNCES PROPOSED OFFERING OF SENIOR UNSECURED NOTES

Santiago, Chile, May 21, 2015 - LATAM Airlines Group S.A. and its affiliates, (“LATAM Airlines Group” or “the Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM33), the leading airline group in Latin America, announced today it intends to offer (the “Offering”) Senior Notes (the “Notes”).

A portion of the Notes will be used to refinance the existing 9.50% Senior Guaranteed Notes due 2020 of TAM Capital 2 Inc. (the “TAM 2020 Notes”). As part of the refinancing, Citigroup Global Markets Inc. (the “Offeror”) has launched a cash tender offer for any and all of the TAM 2020 Notes and related consent solicitation to amend certain provisions in the indenture governing the TAM 2020 Notes. It is intended that the TAM 2020 Notes purchased by the Offeror in the tender offer will be exchanged by the Offeror with LATAM for a portion of the Notes sold in the Offering. LATAM intends to use the net proceeds from the Notes sold in the Offering that are not exchanged for TAM 2020 Notes to redeem any TAM 2020 Notes that are not tendered pursuant to the Tender Offer. Any remaining proceeds will be used for general corporate purposes.

The Notes will be senior unsecured obligations of LATAM. The Offering is subject to customary conditions, and there can be no assurances that the Offering will be consummated.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. As a result, they may not be offered or sold in the United States or to any U.S. persons except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. The Offering will be made only by means of the confidential offering memorandum.

The tender offer and the consent solicitation are being made only pursuant to the terms and conditions set forth in an offer to purchase and consent solicitation statement dated May 21, 2015 (the “Tender Offer and Consent Solicitation Statement”) and the related letter of transmittal and consent (the “Letter of Transmittal” and, together with the Offer and Solicitation Statement, the “Offer Documents”), which have been sent to holders of the TAM 2020 Notes. This news release is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consents with respect to any securities. The tender offer is made only by, and pursuant to the terms of, the Offer Documents. In addition, this news release does not constitute a notice of redemption of the TAM 2020 Notes or an obligation to issue a notice of redemption.

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, LATAM’s business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

investor.relations@lan.com

Tel: (56-2) 565-8785

www.latamairlinesgroup.net

Although the LATAM believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

LATAM undertake no obligation to update any of its forward-looking statements.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 314 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

LATAM AIRLINES GROUP S.A. ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER AND CONSENT SOLICITATION FOR 9.50% SENIOR GUARANTEED NOTES DUE 2020 OF TAM CAPITAL 2 INC.

Santiago, Chile, May 21, 2015 - LATAM Airlines Group S.A., its affiliates, (“LATAM Airlines Group” or the “Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM33), TAM Capital 2 Inc. (the “Issuer”) and Citigroup Global Markets Inc. (the “Offeror” or the “Dealer Manager”) today announced the commencement of an offer by the Offeror to purchase for cash (the “Tender Offer”) any and all of the outstanding 9.50% Senior Guaranteed Notes due 2020 (the “Notes”) of the Issuer. The Tender Offer is being made by the Offeror on behalf of LATAM and the Issuer pursuant to the offer to purchase and consent solicitation statement dated May 21, 2015 (the “Tender Offer and Consent Solicitation Statement”) and the related letter of transmittal and consent (the “Letter of Transmittal” and, together with the Tender Offer and Consent Solicitation Statement, the “Offer Documents”). The principal purpose of the Tender Offer is to acquire all the outstanding Notes and the principal purpose of the Consent Solicitation (as defined below) is to eliminate substantially all of the restrictive covenants and certain events of default contained in the Indenture (as defined below).

In connection with the Tender Offer, the Issuer is also soliciting (the “Consent Solicitation”), with respect to the Notes, consents (the “Consents”) to (i) amendments to the indenture, dated October 29, 2009 (as amended and supplemented to the date hereof, the “Indenture”), among the Issuer, TAM S.A. (“TAM S.A.”) and TAM Linhas Aéreas S.A. (“TAM Linhas” and, together with TAM S.A., the “Guarantors”), as guarantors, The Bank of New York Mellon, as trustee, registrar, transfer agent and principal paying agent (the “Trustee”), and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg transfer agent (the “Luxembourg Transfer Agent”), under which the Notes were issued, which would eliminate most of the covenants, eliminate certain events of default applicable to the Notes, eliminate or amend certain other provisions contained in the Indenture and the Notes and shorten the minimum period in which the Issuer is required to give notice to holders of a redemption from 30 days to five Business Days prior to a redemption date (the “Majority Consent Amendments”) and (ii) an amendment to the Indenture, which would eliminate the “Limitations on the Company” covenant (the “Two-Thirds Consent Amendments”, and together with the Majority Consent Amendments, the “Proposed Amendments”). If the Proposed Amendments become operative, any Notes remaining outstanding after that date will no longer be entitled to the benefit of substantially all of the restrictive covenants and certain of the events of default contained in the Indenture.

The Issuer currently intends to redeem the Notes that remain outstanding following the Early Settlement Date at a cash redemption price per $1,000 principal amount of the Notes equal to $1,047.50, plus accrued and unpaid interest to the redemption date. However, the Issuer is under no obligation to do so, and may elect not to do so on that date, or at all.

The table below summarizes certain payment terms for the Notes:

Description of Notes	CUSIP/ ISIN Nos.	Outstanding Principal Amount	Tender Offer Consideration(1)(2)	Early Tender Payment(1)	Total Consideration(1)(2)
9.50% Senior Guaranteed Notes due 2020	G86665AA7, 87217AAA1 / USG86665AA70, US87217AAA16	U.S.$300,000,000	U.S.$1,023.00	U.S.$30.00	U.S.$1,053.00

(1)	Per U.S.$1,000 principal amount of Notes.
(2)	Excludes accrued interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

investor.relations@lan.com

Tel: (56-2) 565-8785

www.latamairlinesgroup.net

The Tender Offer and Consent Solicitation will expire at 11:59 P.M., New York City time, on June 18, 2015, unless extended or earlier terminated (such date and time, including as extended or earlier terminated, the “Expiration Date”). Holders of Notes who validly tender (and do not validly withdraw) their Notes at or prior to 5:00 P.M., New York City time, on June 4, 2015, unless extended or earlier terminated (such date and time, including as extended or earlier terminated, the “Early Tender Date”), will be eligible to receive the Total Consideration (as defined below), which includes the Early Tender Payment (as defined below), plus accrued interest to the date of payment. Holders of Notes who validly tender Notes after the Early Tender Date but at or prior to the Expiration Date in the manner described herein will not be eligible to receive the Early Tender Payment and will therefore only be eligible to receive the Tender Offer Consideration (as defined below), plus accrued interest to the date of payment. Notes that have been validly tendered pursuant to the Tender Offer may be validly withdrawn prior to the Early Tender Date but not thereafter except as may be required by applicable law.

The “Total Consideration” for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offer will be U.S.$1,053.00, which includes an early tender payment equal to U.S.$30.00 (the “Early Tender Payment”), and Holders of such Notes will be eligible to receive the Total Consideration within three business days following the Early Tender Date (the “Early Settlement Date”). Holders of Notes who validly tender Notes after the Early Tender Date but at or prior to the Expiration Date and whose Notes are accepted for purchase will not be entitled to receive the Early Tender Payment and will therefore be entitled to receive, for each U.S.$1,000 principal amount of Notes accepted for purchase, U.S.$1,023.00 (the “Tender Offer Consideration”).

The Offeror intends to accept for purchase on the settlement date that is expected to be within three business days following the Expiration Date or as promptly as practicable thereafter (the “Final Settlement Date”), all Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Date.

Adoption of the Majority Consent Amendments requires the written consent of the Holders of at least a majority of the principal amount of the outstanding Notes (the “Majority Consents”) and adoption of the Two-Thirds Consent Amendments requires the consent of not less than 66 2/3% of the aggregate principal amount of the Notes (the “Two-Thirds Consent” and, together with the Majority Consents, the “Requisite Consents”). The Offeror will only accept Notes for purchase if Consents representing at least a majority of the principal amount of the outstanding Notes to authorize the Proposed Amendments are validly delivered and not validly revoked. Assuming that Consents representing at least a majority of the principal amount of the outstanding Notes (excluding any Notes owned by the Issuer or its affiliates) are validly delivered and not validly revoked, the Issuer, the Guarantors and the Trustee will execute a supplemental indenture with respect to the Indenture (the “Supplemental Indenture”) providing for the Proposed Amendments. The Supplemental Indenture will become effective upon its execution and delivery by the Issuer, the Guarantors and the Trustee, but will provide that the Proposed Amendments will not become operative until the Offeror accepts for purchase in the Tender Offer at least a majority (in the case of the Majority Consent Amendments), or not less than 66 2/3% (in the case of the Two-Thirds Consent Amendments), in principal amount of the outstanding Notes (excluding any Notes owned by the Issuer or its affiliates), and the Exchange (as defined below) is consummated.

Holders may not tender their Notes without delivering their Consents to the Proposed Amendments and to the execution and delivery of the Supplemental Indenture pursuant to the Consent Solicitation and may not deliver Consents to the Proposed Amendments and the execution and delivery of the Supplemental Indenture without tendering their Notes pursuant to the Tender Offer. Holders that validly tender their Notes pursuant to the Tender Offer will be considered to have validly delivered their Consents.

The Issuer and LATAM have consented to the Offeror making the Tender Offer and the Consent Solicitation. It is intended that the Notes purchased by the Offeror in the Tender Offer will be exchanged by the Offeror with LATAM for certain new notes (the “Exchange”) issued in a new offering by LATAM (the “New Offering”).

The obligation of the Offeror to accept for purchase, and to pay for, Notes validly tendered pursuant to the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer Documents, in the sole discretion of the Offeror, including consummation of the New Offering in terms satisfactory to LATAM and receipt by the Offeror of valid tender (that are not withdrawn) of a majority of the outstanding Notes.

The Information Agent and Tender Agent for the Tender Offer and Consent Solicitation is Global Bondholder Services Corporation. To contact the Information Agent and Tender Agent, banks and brokers may call +1-212-430-3774, and others may call U.S. toll-free: 866-470-3900. The Information Agent and Tender Agent’s email is contact@gbsc-usa.com.

Any questions or requests for assistance may be directed to the Dealer Manager at its respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer and Consent Solicitation.

The Sole Dealer Manager for the Tender Offer is:

  Citigroup Global Markets Inc

  390 Greenwich Street

  1st Flooor

  New York, New York 10013

  Attention: Liability Group Management

  U.S. Toll-Free: (800) 558-3745

  Collect: (212) 723-6106

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. This notice is also not a solicitation of any Consent to the Proposed Amendments. The Tender Offer and Consent Solicitation are made only by and pursuant to the terms of the Tender Offer and Consent Solicitation Statement and the related Letter of Transmittal and the information in this notice is qualified by reference to the Tender Offer and Consent Solicitation Statement and the related Letter of Transmittal. None of the Offeror, the Issuer, LATAM or the Information Agent and Tender Agent makes any recommendations as to whether holders should tender their Notes pursuant to the Tender Offer and deliver their Consents pursuant to the Consent Solicitation.

* * *

This notice to the market does not represent an offer to sell securities or a solicitation to buy securities in the United States or in any other country. The New Offering was not and will not be registered under the U.S. Securities Act of 1933 (“Securities Act”), as amended. Consequently, the notes issued in the New Offering are prohibited from being offered or sold in the United States or to U.S. citizens without the applicable registration or exemption from registration required under the Securities Act.

This notice to the market is released for disclosure purposes only, in accordance with applicable legislation. It not does not constitute marketing material, and should not be interpreted as advertising an offer to sell or soliciting any offer to buy securities issued by the Issuer, the Guarantors and LATAM. This notice to the market is not for distribution in or into or to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia or in any jurisdiction where it is unlawful to release, publish or distribute this announcement.

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, LATAM’s business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the Issuer and LATAM believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

The Issuer and LATAM undertake no obligation to update any of its forward-looking statements.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 314 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM